N-SAR Exhibit: Sub-item 77C
Legg Mason Investment Trust
Legg Mason Opportunity Trust


Sub-item 77C Submission of matters to a vote of security holders:

A Special Meeting of the Shareholders of Legg Mason Opportunity Trust (the "Fund"), a series of Legg Mason Investment Trust, was held on February 3, 2017 to approve an Agreement and Plan of Reorganization providing for (1) the transfer of all of the assets of the Fund to Miller Opportunity Trust (the "MOT Acquiring Fund"), a newly organized series of the Trust for Advised Portfolios, in exchange for (a) shares of each class of the MOT Acquiring Fund corresponding to an outstanding class of shares of the Fund with an aggregate net asset value ("NAV") equal to the aggregate NAV of that corresponding class of shares of the Fund, and (b) the MOT Acquiring Fund's assumption of all of the liabilities of the Fund, followed by (2) the liquidating distribution to shareholders of the Fund, on a pro rata basis within each share class, of the shares of the corresponding class of the MOT Acquiring Fund.

The following provides the information concerning the matter voted on at the Special Meeting of Shareholders:
Dollar Value Outstanding For:           $544,631,118
Dollar Value Outstanding Against:        $12,015,938
Dollar Value Abstaining:                 $13,873,811
Dollar Value of Broker Non-Votes:       $113,166,102

The reorganization took place on or about February 24, 2017.